Exhibit 12.1

Lincare Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2005	2004	2003	2002	2001
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	$343,066	$440,403	$371,264	$305,662	$218,004
Add:
Fixed charges deducted from earnings (see below)	30,357	33,508	31,380	28,357	29,325
Earnings available to cover fixed charges	$373,423	$473,911	$402,644	$334,019	$247,329

FIXED CHARGES:
Interest expense, including amounts in operating expense	$12,432	$17,055	$17,431	$14,165	$16,013
Amortized indebtedness	645	594	542	566	881
Interest within rent expense	17,280	15,859	13,407	13,626	12,431
Fixed charges	$30,357	$33,508	$31,380	$28,357	$29,325
RATIO OF EARNINGS TO FIXED CHARGES	12.30	14.14	12.83	11.78	8.43